MERCURY FINANCE COMPANY
               EXHIBIT 11
               COMPUTATION OF NET INCOME PER SHARE
               THREE MONTHS ENDED MARCH 31
                      (Unaudited)


Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during
the period.   Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992 and the four-for-three stock split distributed on June 22, 1993.

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                                                                                            Three Months Ended

(Dollars in thousands except per share amounts)                                              1995        1994

INCOME DATA:

   1. Net income Mercury Finance Company  . . . . . . . . . . . . . . . . . . . .          $21,640    $19,556

   2. Weighted average common shares
      outstanding (adjusted for stock split)  . . . . . . . . . . . . . . . . . .          116,201    115,703

   3. Treasury stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (1,983)       (63)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

   4. Weighted average shares reserved for
      stock options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,128      1,584

NET INCOME PER COMMON SHARE:

   5. Weighted average common share and
      common stock equivalents (line 2+3+4)   . . . . . . . . . . . . . . . . . .          115,346    117,224

   6. Mercury Finance Company
      net income per share (line 1 / line 5)  . . . . . . . . . . . . . . . . . .            $0.19      $0.17

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